CNB Bancorp, Inc.

2004 ANNUAL REPORT



DIRECTORS
CNB Bancorp, Inc. and City National Bank and Trust Company

JOHN C. MILLER .... President, John C. Miller, Inc.
automobile dealer

ROBERT L. MAIDER .... Partner, Maider & Smith Attorneys

WILLIAM N. SMITH .... Chairman of the Board,
President and Chief Executive Officer of the Company and the subsidiary Bank

GEORGE A. MORGAN .... Vice President and Secretary of the Company
and Executive Vice President, Cashier and Trust Officer of the subsidiary Bank

BRIAN K. HANABURGH .... Owner, D/B/A McDonald's Restaurants
fast food restaurant

CLARK D. SUBIK .... President, Superb Leathers, Inc.
leather merchandiser

DEBORAH H. ROSE .... (retired) Vice president, Hathaway Agency, Inc.
general insurance

THEODORE E. HOYE, III .... President, First Credit Corp.
financing and insuring of manufactured housing

TIMOTHY E. DELANEY .... President, Delaney Construction Corp.
heavy/highway construction

RICHARD D. RUBY .... President, Ruby & Quiri, Inc.
home furnishings retailer

JOHN J. DALY .... (retired) Co-Founder, Alpin Haus Ski Shop, Inc.
retail sales of recreational vehicles, ski accessories and pools

OFFICERS - CNB Bancorp, Inc.

WILLIAM N. SMITH .... Chairman of the Board and President
GEORGE A. MORGAN .... Vice President and Secretary
MICHAEL J. FRANK .... Treasurer
BRIAN R. SEELEY .... Auditor

HONORARY DIRECTORS

Lydon F. Maider
Clark Easterly, sr.
Frank E. Perrella
James W. St. Thomas
Richard E. Hathaway
Ross H. Higier
Richard P. Tatar

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

	2004	2003	2002
NET INCOME	**$4,509**	$3,653	$4,632
Earnings Per Share			
Basic	**2.04**	1.65	2.05
Diluted	**2.03**	1.64	2.03
CASH DIVIDENDS	**$1,771**	$1,685	$1,579
Per Common Share	**0.80**	0.76	0.70
STOCKHOLDERS' EQUITY AT YEAR-END	**$40,021**	$38,040	$36,884
Per Common Share	**18.04**	17.22	16.58
RETURN ON AVERAGE STOCKHOLDERS' EQUITY	**11.5%**	9.7%	12.8%
RETURN ON AVERAGE ASSETS	**1.10%**	0.92%	1.22%
TOTAL ASSETS AT YEAR-END	**$421,920**	$395,556	$391,804

PRESIDENT'S MESSAGE



I am pleased to report that 2004 was a return to earnings growth for our Company.

Net income at $4.5 million was an increase of 23.4% over the prior year's result of $3.7 million. More importantly, diluted earnings per share were $2.03, compared to $1.64 in 2003, an increase of 23.8%.

Total assets increased $26.4 million or 6.7%, resulting in total assets at year-end of $421.9 million.

Total loans, net of unearned income, increased $17.3 million or 10.1%. An increase in commercial lending and the purchase of loans associated with two branch acquisitions, discussed below, were primarily responsible for the increase.

Total deposits increased $23.4 million or 7.6%, resulting in total deposits at year-end of $331.6 million. This increase primarily relates to the deposits received in the branch acquisitions.

Stockholders' equity at year-end was $40.0 million as compared to $38.0 million at the prior year-end. This resulted in an equity to total assets ratio of 9.5%, a ratio that is over twice the regulatory minimum guideline of 4.0%.

In January, the Board of Directors increased the dividend for the thirty-eighth consecutive year. The dividend per share for the year was $0.80, an increase of 5.3%, as compared to $0.76 in 2003. Total dividends paid to stockholders for the year amounted to $1.8 million.

On July 30, 2004, the subsidiary Bank acquired two branches from HSBC BANK USA. These branches are located in Amsterdam, New York and Speculator, New York. At the date of acquisition, these branches had deposits totaling approximately $41.7 million and loans, net of unearned discount, totaling approximately $6.0 million.

We are extremely pleased with these two purchases. The Amsterdam acquisition has expanded our market area south into Montgomery County and the Speculator acquisition has extended our market area north into Hamilton County into an area where there are no other banks. Both areas offer potential for growth in both loans and deposits.

In November, John J. Daly, a native of Amsterdam, was appointed a member of the Board of Directors. His business experience and involvement in community affairs will compliment our existing board.

During the year, Lloyd Politsch and Paul E. Smith, both former presidents of the Bank, passed away. Lloyd's career with the Bank began in 1934. In 1965 he was elected to the Board of Directors and in 1966 he became president of the Bank. Although he retired from active management of the Bank in 1977, he continued as a member of the Board until reaching the retirement age for directors in 1986. His service to the Company covered a period of 52 years. Paul came to work at the Bank in 1937. He was elected to the Board of Directors in 1968 and in 1977 became president of the Bank, a position he held until December 31, 1983. His service on the Board continued until retirement in 1995. Paul's commitment lasted for a period of 58 years.

The loyalty, dedication and leadership of these two gentlemen to our organization should long be remembered.

On July 30, 2002, President Bush signed the Sarbanes-Oxley Act of 2002 into law. This Act makes broad and significant changes to the federal securities statues, particularly in the areas of financial reporting and the audit process. This Act applies to all public companies reporting to the Securities and Exchange Commission (SEC), including CNB Bancorp, Inc.

A result of the Act is that the SEC has adopted rules that require companies to provide a management evaluation of the effectiveness of the Company's internal control over financial reporting with the Company's independent registered public accounting firm attesting to that evaluation. These rules are effective as of year-end 2005 for CNB

Bancorp, Inc. For the independent registered public accounting firm to be able to attest to management's evaluation, major in-depth documentation must be developed. There are high implementation costs for all SEC reporting companies for this project, and it is estimated that our outside costs for compliance will exceed $100,000.00 in 2005.

At the request of the United States Senate Committee on Small Business, the Government Accountability Office is conducting a study on the impact of the Act on small business. We are hopeful that some regulatory relief will come from Congress on this matter in the not-to-distant future.

If you have visited one of our branches recently, you may have noticed that free coffee is available, there is a computer terminal to check your e-mail, and a television to provide you with the latest business news. This is all part of our new theme throughout the Bank, "*Banking for your Lifestyle*".

Banking for your Lifestyle suggests superior customer service and providing a relaxing environment to do your banking. At many banks, customers rarely visit the branches because everything is automated. Even though we offer the latest technological services, at City National Bank we still want to encourage our customers and potential customers to come into the bank.

Studies have shown that people who regularly go into a bank branch are far more likely to use more of the banks products and services.

The new theme and new signage was developed by our advertising agency. You will notice this new theme now permeates all our promotional and advertising materials, including the color scheme for the cover of this year's Annual Report.

In closing, as always, we welcome your comments and suggestions, and please remember to use our banking services and recommend us to your friends and neighbors.

William N. Smith

WILLIAM N. SMITH
Chairman of the Board, President and Chief Executive Officer
of the Company and the subsidiary Bank


$500,000
400,000
300,000
200,000
100,000
0
(Thousands)
$339,306
$359,955
$391,804
$395,556
$421,920
2000
2001
2002
2003
2004

Year-End Total Assets
Five Years (2000-2004)

Net Income
Five Years (2000-2004)


$5,000
4,000
3,000
2,000
1,000
0
(Thousands)
$3,705
$4,032
$4,632
$3,653
$4,509
2000
2001
2002
2003
2004

Basic Earnings Per Share
Five Years (2000-2004)


$2.50
2.00
1.50
1.00
0.50
0.00
(Dollars)
$1.56
$1.75
$2.05
$1.65
$2.04
2000
2001
2002
2003
2004

Dividends Per Common Share
Five Years (2000-2004)


$1.00
0.75
0.50
0.25
0.00
(Dollars)
$0.62
$0.66
$0.70
$0.76
$0.80
2000
2001
2002
2003
2004

FINANCIAL REVIEW

The financial review is a presentation of management's discussion and analysis of the consolidated financial condition and results of operations of CNB Bancorp, Inc. and its operating subsidiaries. The financial review is presented to provide a better understanding of the financial data contained in this report and should be read in conjunction with the consolidated financial statements and other schedules that follow.

Overview:

CNB Bancorp, Inc. (the Company) was organized in 1988 and is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company (subsidiary Bank), was organized in 1887 and is also headquartered in Gloversville, New York. On June 1, 1999, the Company completed the acquisition of Adirondack Financial Services Bancorp, Inc. (Adirondack), at which time Adirondack was merged with and into CNB Bancorp, Inc. Upon acquisition, Adirondack's subsidiary bank, Gloversville Federal Savings and Loan Association, merged with the Company's subsidiary bank City National Bank and Trust Company.

Effective July 1, 2000, the Company completed the acquisition of Hathaway Agency, Inc. (Agency), a general insurance agency. Pursuant to the merger, Hathaway became a wholly-owned subsidiary of CNB Bancorp, Inc.

On August 2, 2004, the subsidiary Bank completed the acquisition of two HSBC BANK USA branch offices located in Speculator and Amsterdam, New York.

The subsidiary Bank is a full service commercial bank that offers a broad range of traditional banking services. The services include the gathering of deposits from branch offices in areas served and using those deposits to originate a variety of commercial, consumer and real estate loans, and providing trust and investment services. The Company's main revenue sources are interest earned on loans and investments from the subsidiary Bank and insurance commissions from the Agency. The Company's principal expenses are interest paid on deposits, interest paid on borrowings and the provision for loan losses.

The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency (OCC).

The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring personal automobiles and homes primarily in Fulton County. The insurance agency is under the supervision of the New York State Insurance Department.

Forward-Looking Statements:

This report may include certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and its subsidiaries based on current management expectations. The Company's ability to predict results or the effect of future plans and strategies is inherently uncertain and actual results, performance, or achievements could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state, and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the subsidiary Bank's loan and securities portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices.

Critical Accounting Policies:

The Company's consolidated financial statements are prepared with accounting policies generally accepted in the United States of America. In applying these policies management was required to make certain estimates and assumptions that affected the amounts reported in these statements. These estimates and assumptions are made by management based upon information available at that time. There are uncertainties inherent in making these estimates and assumptions which could materially affect the results of operations and financial position. Some of these policies are more critical than others. Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy because of the uncertainty and subjectivity inherent in estimating the levels of reserve needed to cover probable credit losses within the loan portfolio and the material effect that these estimates can have on the Company's results of operations. Based on management's evaluation of the allowance at December 31, 2004, management considers the allowance to be adequate. Another critical accounting policy relates to the Company's retirement plans. Liabilities under these plans rely on estimates of future salary increases, numbers of employees and employee retention, discount rates and long term rates of investment return. Changes in financial markets or the economy may result in changes in assumptions that may materially affect the Company's consolidated financial statements.

Additional accounting policies can be found in note 1 of the Company's notes to consolidated financial statements.

Financial Condition:

The table below presents a comparison of average and year-end selected consolidated balance sheet categories over the past three years, and the changes in balances for those years (in thousands).

				Increase/(Decrease)	
Average Consolidated Balance Sheet	**2004**	2003	2002	2004/2003	2003/2002
Assets:					
Cash and due from banks	**$10,780**	$10,051	$9,543	$729	$508
Federal funds sold	**10,319**	13,577	12,628	(3,258)	949
Int. bearing deposits with banks	**5,638**	14,409	10,468	(8,771)	3,941
Total securities*	**186,607**	167,952	140,600	18,655	27,352
Loans, net	**175,667**	173,645	188,819	2,022	(15,174)
Other assets	**20,788**	18,543	16,111	2,245	2,432
Total Assets	**$409,799**	$398,177	$378,169	$11,622	$20,008
Liabilities:					
Demand deposits	**$36,873**	$29,175	$28,565	$7,698	$610
Savings, NOW and money market accounts	**175,103**	155,477	141,168	19,626	14,309
Time deposits	**112,469**	123,086	121,716	(10,617)	1,370
Notes payable and repurchase agreements	**44,302**	50,689	48,926	(6,387)	1,763
Other liabilities	**1,730**	1,937	1,690	(207)	247
Stockholders' equity	**39,322**	37,813	36,104	1,509	1,709
Total Liabilities and Equity	**$409,799**	$398,177	$378,169	$11,622	$20,008

Year-End Consolidated Balance Sheet	2004	2003	2002	Increase/(Decrease) 2004/2003	Increase/(Decrease) 2003/2002
Assets:					
Cash and due from banks	**$9,580**	$12,272	$11,252	($2,692)	$1,020
Federal funds sold	**2,400**	13,200	10,900	(10,800)	2,300
Int. bearing deposits with banks	**369**	5,918	12,508	(5,549)	(6,590)
Total securities*	**199,747**	175,951	156,949	23,796	19,002
Loans, net	**186,204**	168,812	183,181	17,392	(14,369)
Other assets	**23,620**	19,403	17,014	4,217	2,389
Total Assets	**$421,920**	$395,556	$391,804	$26,364	$3,752
Liabilities:					
Demand deposits	**$41,922**	$30,386	$27,827	$11,536	$2,559
Savings, NOW and money market accounts	**181,722**	160,736	152,469	20,986	8,267
Time deposits	**107,990**	117,125	120,320	(9,135)	(3,195)
Notes payable and repurchase agreements	**48,543**	47,860	52,689	683	(4,829)
Other liabilities	**1,722**	1,409	1,615	313	(206)
Stockholders' equity	**40,021**	38,040	36,884	1,981	1,156
Total Liabilities and Equity	**$421,920**	$395,556	$391,804	$26,364	$3,752

*Includes available for sale securities at fair value, held to maturity securities at amortized cost and Federal Reserve Bank and Federal Home Loan Bank stock at cost.

Total assets at December 31, 2004 reached a new record high of $421.9 million as compared to $395.6 million at December 31, 2003, an increase of $26.4 million or 6.7%. Asset growth for the year mainly consisted of a $17.4 million increase in net loans and a $23.8 million increase in total securities. These increases were partially offset by decreases in federal funds sold of $10.8 million and interest-bearing deposits with banks of $5.5 million. Asset growth was funded primarily by an increase in deposits of $23.4 million, which was primarily due to the purchase of two branches in August of 2004 from HSBC BANK USA (HSBC). Total deposits from this acquisition were approximately $41.7 million. Average assets for 2004 totaled $409.8 million, an increase of $11.6 million or 2.9% from the 2003 average of $398.2 million.

Loans, net of unearned discount and the allowance for loan losses, represented 44.1% of total assets at December 31, 2004 and accounted for 59.7% of total interest and dividend income. Average net loans for 2004 increased $2.0 million or 1.2% over 2003. Average commercial and consumer loans for the year increased by 2.5% and 1.2% respectively, while the average for mortgage loans was relatively flat, decreasing by 0.4%. The yield on total loans decreased from 7.11% in 2003 to 6.56% in 2004, which reflects the lower interest rates that were in effect throughout the year.

The total securities portfolio, which includes both "available for sale" and "held to maturity" securities, and Federal Reserve Bank and Federal Home Loan Bank stock at December 31, 2004 was $199.7 million as compared to $176.0 million the previous year, an increase of $23.8 million. The increase for 2004 was funded with growth in core deposit accounts primarily obtained from the purchase of the two HSBC branches. The yield on the portfolio on a fully taxable equivalent basis, decreased 9 basis points year-to-year from 4.73% for 2003 to 4.64% for year 2004. This decrease in yield was due to lower reinvestment rates in effect throughout the year.

Interest-bearing deposits with banks and federal funds sold are short-term asset accounts that provide a source of liquidity for the subsidiary Bank. These accounts decreased from $19.1 million to $2.8 million year-to-year. On average, these accounts decreased by $12.0 million or 43.0%. Lower average levels of short-term assets were maintained during the year in an attempt to keep assets fully invested in a low interest rate enviroment. This decrease, coupled with branch acquisitions and the resulting deposit increase, funded securities and loan growth.

Deposits continue to be the subsidiary Bank's primary source of funding. Total deposits at December 31, 2004 reached $331.6 million, an increase of $23.4 million or 7.6% over the previous year-end. Most of the year-to-year gain can be attributed to the HSBC branch acquisition which added approximately $41.7 million to total deposits. Core deposits, which consist of demand, savings, NOW, and money market accounts, grew by $32.5 million or 17.0%. Time deposits were down for the year decreasing $9.1 million. Average deposits increased during the year to $324.4 million from $307.7 million, an increase of $16.7 million or 5.4%.

Notes payable and repurchase agreements at year-end 2004 were relatively flat for the year, increasing by $0.7 million from $47.9 million in 2003 to $48.5 million for 2004. Average notes payable and repurchase agreements were down for the year from $50.7 million in 2003 to $44.3 million in 2004.

Cash and due from banks decreased from $12.3 million to $9.6 million year-to-year, while the average for the year was up $0.7 million or 7.3%.

Other assets increased for the year by $4.2 million to $23.6 million at December 31, 2004 from $19.4 million at December 31, 2003. Average other assets also increased by $4.1 million year-to-year. Both year-end and average increases were primarily due to the HSBC goodwill and core deposit premium paid with the acquisition.

Stockholders' equity at year-end 2004 was $40.0 million as compared to $38.0 million at year-end 2003, an increase of $2.0 million or 5.2% for the year. The increase was due mainly to a combination of net income after dividends of $2.7 million, and a reduction in accumulated other comprehensive income of $0.9 million plus net treasury stock transactions of $0.3 million. The consolidated statements of changes in stockholders' equity included in this annual report detail the changes in equity capital.

Results of Operations:

The comparative consolidated statements of income summarize income and expense for the last three years. For the year ended December 31, 2004, net income was $4,509,000 as compared to $3,653,000 for 2003, an increase of $856,000 or 23.4% from the previous year. Net income for 2003 was 21.1% below 2002 net income of $4,632,000. Basic earnings per share for year 2004 were $2.04, up 23.6% from 2003 per share earnings of $1.65. Diluted earnings per share of $2.03 were up 23.8% over 2003 diluted earnings per share of $1.64. The increase in earnings is attributable to a higher net interest margin and a decrease of $790,000 in the provision for loan losses for 2004. The return on average assets for the three years ended December 31, 2004, 2003 and 2002 was 1.10%, 0.92% and 1.22%, respectively. The return on average equity for the same periods was 11.5%, 9.7% and 12.8%.

Net interest income, the most significant component of earnings, is the amount by which the interest generated from earning assets exceeds the expense associated with funding those assets. Changes in net interest income from year-to-year result from changes in the level and mix of the average balances (volume) of earning assets and interest-bearing liabilities and from the yield earned and the cost paid (rate). In the following discussion, interest income is presented on a fully taxable equivalent basis applying the statutory Federal income tax rate of 34%. Net interest income for 2004 increased $1,076,000 or 7.7%. The increase in 2004 was attributable to a higher net interest margin, increasing from 3.77% in 2003 to 3.95% for 2004. Interest and fees on loans for 2004 decreased by $869,000 or 6.9% from the previous year, due mainly to a decrease in the overall yield in the total loan portfolio of 55 basis points from 7.11% in 2003 to 6.56% in 2004. The decrease was due to lower interest rates in effect on new and refinanced loans throughout the year. This rate decrease caused interest income to be down $984,000 from 2003 but the volume increase offset $115,000 of this decrease. Interest on securities increased for the year by $791,000, going from $7.8 million in 2003 to $8.6 million for year 2004. Even though the average volume of total securities increased by $18.7 million or 11.1% for the year, it was somewhat offset by a 9 basis point decrease in yield from 4.73% in 2003 to 4.64% in 2004. The higher volume of securities produced additional interest income of $821,000 and the lower rates throughout the year reduced this by $30,000. The high volume of securities was a result of the investment of the cash received from the purchase of the two HSBC branches obtained in the third quarter of 2004. Interest on federal funds sold decreased slightly for the year by $16,000 or 10.8%. The decrease in 2004 was a result of lower average volumes offset by slightly higher average rate of 1.28% compared to 1.09% in 2003.

For comparison purposes, the table below shows interest and dividend income converted to a fully taxable basis to recognize the income tax savings between taxable and tax-exempt assets (in thousands).

	2004	2003	2002	% Change 2004/2003	% Change 2003/2002
Total interest and dividend income	**$19,551**	$19,705	$22,046	(0.8)%	(10.6)%
Total interest expense	**5,476**	6,716	8,300	(18.5)	(19.1)
Net interest and dividend income	**14,075**	12,989	13,746	8.4	(5.5)
Tax equivalent adjustment	**905**	915	901	1.1	1.6
Net interest and dividend income taxable equivalent basis	**$14,980**	$13,904	$14,647	7.7%	(5.1)%

Total interest expense decreased $1,240,000 or 18.5% in 2004 over that of 2003 compared to a decrease of $1,584,000 or 19.1% for 2003 over 2002. The decrease in 2004 was due to lower interest rates on all interest-bearing liabilities throughout the year. The average rate on interest-bearing liabilities for 2004 was 1.65%, a decrease of 39 basis points from 2003. The rate reduction was partially offset by an increase in average volume of $9.0 million from 2003. Lower rates on all deposit products reduced interest expense by $1,262,000. This reduction was partially offset by the increase in deposits which produced additional interest expense of $159,000 in 2004. Notes payable and repurchase agreements produced a decline of $200,000 due to lower average volume throughout 2004. This was partially offset by higher rates on floating rate advances with the Federal Home Loan Bank in the second half of 2004 which increased interest expense by $63,000.

Total other income for 2004 increased by $295,000 or 12.7% which was the result of a net gain of $416,000 from the sale on calls of securities in the investment portfolio. This was partially offset by a decline in insurance commissions at the Agency. Total other expense in 2004 increased for the year by $711,000 or 7.7% over the preceding year. The 2004 increase reflects higher salaries and employee benefits, occupancy expenses and external data processing expense. The increases can be attributed to normal inflationary increases and additional expense associated with the two new branch offices acquired from HSBC. The 2004 increase also reflects higher depreciation and advertising costs associated with the opening of a new branch office in Saratoga Springs, New York and a new advertising campaign.

The provision for income taxes increased $604,000 or 53.5% from $1,128,000 for 2003 to $1,732,000 for 2004. This was a result of higher income before income taxes of $1,460,000 and a reduction in the tax exempt municipal income from $1,495,000 in 2003 to $1,478,000 in 2004. The provision for income taxes had declined $689,000 from 2002 to 2003 primarily due to the decline in the income before income taxes of $1,668,000. With the tax exempt municipal income remaining virtually unchanged, the effective tax rate for 2003 declined to 23.6%. The effective tax rate for 2004, 2003 and 2002 was 27.8%, 23.6% and 28.2%, respectively.

Net interest rate spread, the difference between average earning assets yield and the cost of average interest-bearing funds, increased 20 basis points or 5.6% from 2003 to 2004. The net interest margin, net interest income as a percentage of earning assets, increased 18 basis points or 4.8%. The increases in net interest spread and net interest margin for 2004 were attributed to the decline in interest rates affecting shorter-term interest-bearing liabilities faster than longer-term interest-bearing assets throughout the year.

Interest rate spread and net interest margin (dollars in thousands):
(Tax equivalent basis)

	2004		2003		2002	
	Yearly Average	Rate	Yearly Average	Rate	Yearly Average	Rate
Earning assets	$378,822	5.40%	$369,060	5.59%	$353,745	6.49%
Interest bearing liabilities	331,874	1.65	329,252	2.04	311,810	2.66
Net interest rate spread		3.75%		3.55%		3.83%
Net interest margin		3.95%		3.77%		4.14%

Capital Resources:

Stockholders' equity ended 2004 at $40,021,000, up $1,981,000 or 5.2%, due to a combination of net retained earnings, less other comprehensive loss and plus net treasury stock transactions. At December 31, 2004, the ratio of stockholders' equity to total assets was 9.5%, as compared to 9.6% at December 31, 2003.

On January 31, 2000, the Board of Directors of the Company (Board) approved a stock repurchase plan (the "Plan") authorizing the repurchase of up to 5% or 120,000 shares of the Company's common stock over a two-year period. The Board has since made two extensions to the plan, one on May 29, 2001 authorizing an additional 5% or approximately 115,000 shares and on April 28, 2003 authorizing an additional 5% or approximately 111,000 shares. Both extensions were over a new two-year period upon completion of the original plan and first extension. As of December 31, 2004, the Company had purchased 248,163 shares under the plan at an average price of $29.03 per share. The repurchased shares are held in treasury stock and may be reissued to support the Company's dividend reinvestment plan, to satisfy the exercise of stock options, or other corporate purposes.

Banks and bank holding companies are required to meet a ratio of qualifying total capital to risk-weighted assets. Risk-based assets are the value of assets carried on the books of the Company, as well as certain off-balance sheet items, multiplied by an appropriate factor as stipulated in the regulation. Tier 1 capital consists of common stock and qualifying stockholders' equity reduced by intangible assets. Total capital consists of Tier 1 capital plus a portion of allowance for loan losses. Currently, the minimum risk-based ratios, as established by the Federal Reserve Board, for Tier 1 and total capital are 4% and 8%, respectively. At December 31, 2004, the Company had Tier 1 and total risk-based capital ratios of 15.2% and 16.3%, respectively. The Company also maintained a leverage ratio of 7.7% as of December 31, 2004. The leverage ratio is defined as Tier 1 capital in relation to fourth quarter average assets.

Liquidity:

The primary objective of liquidity management is to ensure sufficient cash flows to meet all of the Company's funding needs, such as loan demand and customers' withdrawals from their deposit accounts. While the primary source of liquidity consists of maturing securities, other sources of funds are federal funds sold, repayment of loans, sale of securities available for sale, growth of deposit accounts, and borrowed funds and securities sold under agreements to repurchase. In addition to existing balance sheet cash flows, the subsidiary Bank maintains lines of credit with a correspondent bank and the Federal Home Loan Bank (FHLB) to supplement its short term borrowing needs.

The subsidiary Bank has pledged certain assets as collateral for deposits from municipalities, FHLB borrowings and repurchase agreements. By utilizing collateralized funding sources, the subsidiary Bank is able to access a variety of cost effective sources of funds. Management monitors its liquidity position on a regular basis and does not anticipate any negative impact to its liquidity from pledging activities. While there are no known trends or demands that are likely to affect the subsidiary Bank's liquidity position in any material way during the coming year, the subsidiary Bank continuously monitors its basic liquidity on an ongoing basis.

As of December 31, 2004, the Company had various loan commitments and standby letter of credit commitments totaling approximately $35.7 million. Included in this amount is approximately $23.2 million in commercial lines of credit, residential home equity lines of credit and overdraft lines of credit. Under normal banking conditions these lines are drawn on from time to time and then repaid so that the full amount of the lines are never drawn down at any one time.

FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34", requires certain disclosures and liability-recognition for the fair-value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $326,000 and $191,000 at December 31, 2004 and 2003, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2004 and 2003 were insignificant.

Allowance for loan losses:

Management considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the reserve required to cover credit losses in the portfolio and the material effect that assumption could have on the results of operations. The Company establishes an allowance for loan losses based on an analysis of risk factors in its loan portfolio. The analysis includes concentrations of credit, past loan loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair market value of underlying collateral, delinquencies and other factors.

The allowance for loan losses as a percentage of loans, net of unearned discount, was 1.24% at December 31, 2004 compared to 1.41% at December 31, 2003. The decrease is a result of a lower provision for loan losses primarily due to a decrease in non-performing loans and lower net charge-offs. At December 31, 2004 non-performing loans were $0.7 million as compared to $1.6 million in 2003.

The Company's allowance for loan losses coverage of non-performing loans increased as of December 31, 2004 to 324% from 147% at December 31, 2003. The provision for loan losses was $500,000, $1,290,000 and $1,165,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Net loan charge-offs for 2004, 2003 and 2002 were $587,000, $1,955,000 and $588,000, respectively. The provision for loan losses is a result of management's overall assessment of the loan portfolio and the adequacy of the allowance for loan losses.

The Company will continue to monitor its allowance for loan losses and make future additions to the allowance through the provision for loan losses as conditions dictate. Although the Company maintains its allowance at a level it considers to be adequate to provide for inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the Company's determination as to the amount of the allowance for loan losses is subject to review by the OCC as part of its examination process, which may result in the establishment of an additional allowance based on the OCC's judgment of the information available to it at the time of examination.

Market Risk:

Market risk is the risk of loss from adverse changes in market prices and interest rates. The subsidiary Bank's market risk arises primarily from interest rate risk inherent in its lending and deposit acceptance activities. Although the subsidiary Bank manages other risks, such as credit and liquidity risk, in the normal course of its business management, it considers interest rate risk to be its most significant market risk and could potentially have the largest effect on the Bank's financial condition and results of operations. The Company does not currently have a trading portfolio or use derivatives such as swaps or options to manage market and interest rate risk.

The subsidiary Bank's interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALCO), which reports to the Board of Directors. The Committee, comprised of senior management, has developed policies to measure, manage and monitor interest rate risk. Interest rate risk arises from a variety of factors, including differences in the timing between the contractual maturity or the repricing of the subsidiary Bank's assets and liabilities. For example, the subsidiary Bank's net interest income is affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its deposits and borrowings.

In managing exposure, the subsidiary Bank uses interest rate sensitivity models that measure both net gap exposure and earnings at risk. ALCO monitors the volatility of its net interest income by managing the relationship of interest rate sensitive assets to interest rate sensitive liabilities. The Committee utilizes a simulation model to analyze net income sensitivity to movements in interest rates. The simulation model projects net interest income based on an immediate rise or fall in interest rates of 200 basis points for a twelve-month period. The model is based on the contractural maturity and repricing characteristics of interest rate assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities.

The following table shows the approximate effect on the subsidiary Bank's net interest income as of December 31, 2004 and 2003, assuming an increase or decrease of 100 and 200 basis points in interest rates (dollars in thousands).

2004		
Change in Interest Rates (basis points)	Estimated Net Interest Income	Change in Net Interest Income
+200	$13,114	(7.4)%
+100	13,690	(3.3)
0	14,158	0.0
–100	13,755	(2.8)
–200	13,371	(5.6)

2003		
Change in Interest Rates (basis points)	Estimated Net Interest Income	Change in Net Interest Income
+200	$12,625	(4.5)%
+100	13,049	(1.3)
0	13,224	0.0
–100	12,472	(5.7)
–200	12,351	(6.6)

Both years show a decline in the net interest income in an up or down scenario primarily based on the subsidiary Bank's current position in callable securities. In a declining rate environment these securities are quite often called and the funds reinvested in lower yielding securities and in a rising rate environment these securities do not get called so the funds do not reprice as quickly as rates rise. The Company is currently repositioning the investment portfolio into shorter maturities which react more favorably as rates rise or fall.

Another tool used to measure interest rate sensitivity is the cumulative gap analysis. The cumulative gap represents the net position of assets and liabilities subject to repricing in specified time periods. Deposit accounts without maturity dates are modeled based on historical run-off characteristics of these products in periods of rising rates. Loans and security maturities are based on contractural maturities. At December 31, 2004 the Company had a negative one-year cumulative gap position.

The cumulative gap analysis is merely a snapshot at a particular date and does not fully reflect that certain assets and liabilities have similar repricing periods but may in fact reprice at different times within that period and at differing rate levels. Management, therefore, uses the interest rate sensitivity gap only as a general indicator of the potential effects of interest rate changes on net interest income. Management believes that the gap analysis is a useful tool only when used in conjunction with its simulation model and other tools for analyzing and managing interest rate risk.

As of December 31, 2004, the Company was in a liability sensitive position for one year, which means that more liabilities are scheduled to mature or reprice within the next year than assets. The Company is in an asset sensitive position beyond one year.

The following table shows the interest rate sensitivity gaps as of December 31, 2004 highlighting the gap percentages within one year.

	Balance Maturing or Subject to Repricing (in Thousands)				
AT DECEMBER 31, 2004	Within 3 Months	After 3 Mo. But Within 1 Year	After One But Within Five Years	After Five Years	Total
Interest Earning Assets:					
Securities*	$13,780	$29,454	$107,734	$47,653	$198,621
Total Loans, net of unearned discount	42,238	33,681	88,915	23,701	188,535
Other Earning Assets	2,769	—	—	—	2,769
Total Earning Assets	58,787	63,135	196,649	71,354	389,925
Fair Value Above Cost of Securities Available-for-Sale					1,126
Other Assets					30,869
TOTAL ASSETS					$421,920
Interest-Bearing Liabilities:					
Savings, NOW and MMDA	$58,967	$12,538	$32,695	$77,522	$181,722
Time Deposits	26,531	47,907	33,552	—	107,990
Other Interest-Bearing Liabilities	27,214	4,060	2,269	15,000	48,543
Total Interest-Bearing Liabilities	112,712	64,505	68,516	92,522	338,255
Demand Deposits					41,922
Other Liabilities & Equity					41,743
TOTAL LIABILITIES & EQUITY					$421,920
Interest Rate Sensitivity Gap	**($53,925)**	**($1,370)**	**$128,133**	**($21,168)**	
Cumulative Interest Rate Sensitivity Gap	**($53,925)**	**($55,295)**	**$72,838**	**$51,670**	
Cumulative Gap to Total Assets		(13.1%)			

*Includes Available-for-Sale Securities and Investment Securities at amortized cost and FHLB and FRB stock at cost.

FIVE-YEAR FINANCIAL SUMMARY
(In thousands, except per share data)

December 31,	2004	2003	2002	2001	2000
Consolidated statement of income data					
Interest and dividend income:					
Loans	$11,681	$12,550	$14,646	$15,785	$15,367
Securities*	7,670	6,869	7,042	7,942	7,980
Federal funds sold and other	200	286	358	326	413
Total interest and dividend income	19,551	19,705	22,046	24,053	23,760
Interest expense:					
Deposits	3,800	4,903	6,402	9,397	10,529
Borrowings	1,676	1,813	1,898	2,011	1,562
Total interest expense	5,476	6,716	8,300	11,408	12,091
Net interest income	14,075	12,989	13,746	12,645	11,669
Provision for loan losses	500	1,290	1,165	525	219
Net interest income after provision for loan losses	13,575	11,699	12,581	12,120	11,450
Other income	2,609	2,314	2,287	2,124	1,762
Other expenses	9,943	9,232	8,419	8,403	7,932
Income before income taxes	6,241	4,781	6,449	5,841	5,280
Provision for income taxes	1,732	1,128	1,817	1,809	1,575
Net income	$4,509	$3,653	$4,632	$4,032	$3,705
Per share data:					
Basic earnings per share	$2.04	$1.65	$2.05	$1.75	$1.56
Diluted earnings per share	2.03	1.64	2.03	1.72	1.54
Cash dividends paid	0.80	0.76	0.70	0.66	0.62
Cash dividend payout ratio	39.2%	46.1%	34.1%	37.7%	39.8%
Selected year-end consolidated statement of condition data:					
Total assets	$421,920	$395,556	$391,804	$359,955	$339,306
Securities*	199,747	175,951	156,949	133,057	124,767
Net loans	186,204	168,812	183,181	192,443	183,840
Deposits	331,634	308,247	300,616	279,227	270,474
Stockholders' equity*	40,021	38,040	36,884	34,649	33,993

*Securities figures include investment securities, securities available for sale, FRB and FHLB stock. Securities available for sale were recorded at fair value with any unrealized gain or loss at December 31 included in stockholders' equity, on a net of tax basis.

CONSOLIDATED STATEMENTS OF CONDITION
(In thousands, except share and per share data)

	December 31, 2004	December 31, 2003
ASSETS		
Cash and cash equivalents		
Non-interest bearing	$9,580	$12,272
Interest bearing deposits with banks	369	5,918
Federal funds sold	2,400	13,200
Total cash and cash equivalents	12,349	31,390
Securities available for sale, at fair value	189,176	163,251
Investment securities, at cost (approximate fair value at December 31, 2004 - $7,804; at December 31, 2003 - $10,030)	7,587	9,711
Investments required by law, stock in Federal Home Loan Bank of New York and Federal Reserve Bank of New York, at cost	2,984	2,989
Loans	197,313	185,147
Unearned income	(8,778)	(13,917)
Allowance for loan losses	(2,331)	(2,418)
Net loans	186,204	168,812
Premises and equipment, net	5,780	5,765
Accrued interest receivable	1,813	1,809
Goodwill	5,809	3,960
All other intangibles	886	366
Other assets	9,332	7,503
Total assets	$421,920	$395,556
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand (non-interest bearing)	$41,922	$30,386
Regular savings, NOW and money market accounts	181,722	160,736
Certificates and time deposits of $100,000 or more	24,657	28,215
Other time deposits	83,333	88,910
Total deposits	331,634	308,247
Securities sold under agreements to repurchase	12,891	12,124
Notes payable - Federal Home Loan Bank	35,652	35,736
Other liabilities	1,722	1,409
Total liabilities	381,899	357,516
Commitments and contingent liabilities (Note 15)		
STOCKHOLDERS' EQUITY		
Common stock, $2.50 par value, 5,000,000 shares authorized, 2,401,695 shares issued	6,004	6,004
Surplus	4,418	4,418
Undivided profits	34,981	32,353
Accumulated other comprehensive income	10	975
Treasury stock, at cost; 183,067 shares at December 31, 2004 and 192,601 shares at December 31, 2003	(5,392)	(5,710)
Total stockholders' equity	40,021	38,040
Total liabilities and stockholders' equity	$421,920	$395,556

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years ended December 31,		
INTEREST AND DIVIDEND INCOME	2004	2003	2002
Interest and fees on loans	$11,681	$12,550	$14,646
Interest on federal funds sold	132	148	210
Interest on balances due from depository institutions	68	138	148
Interest on securities available for sale	7,132	6,253	6,364
Interest on investment securities	446	503	532
Dividends on FRB and FHLB stock	92	113	146
Total interest and dividend income	19,551	19,705	22,046
INTEREST EXPENSE			
Interest on deposits:			
Regular savings, NOW and money market accounts	1,272	1,417	2,102
Certificates and time deposits of $100,000 or more	591	817	925
Other time deposits	1,937	2,669	3,375
Interest on securities sold under agreements to repurchase	589	594	606
Interest on other borrowings	1,087	1,219	1,292
Total interest expense	5,476	6,716	8,300
NET INTEREST INCOME	14,075	12,989	13,746
Provision for loan losses	500	1,290	1,165
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,575	11,699	12,581
OTHER INCOME			
Income from fiduciary activities	171	178	174
Service charges on deposit accounts	783	724	622
Net gain on sales or calls of securities	416	30	33
Insurance commissions	703	761	842
Other income	536	621	616
Total other income	2,609	2,314	2,287
OTHER EXPENSES			
Salaries and employee benefits	5,241	4,800	4,311
Occupancy expense, net	690	600	501
Furniture and equipment expense	494	471	455
External data processing expense	1,091	955	924
Other expense	2,427	2,406	2,228
Total other expenses	9,943	9,232	8,419
INCOME BEFORE INCOME TAXES	6,241	4,781	6,449
Provision for income taxes	1,732	1,128	1,817
NET INCOME	$4,509	$3,653	$4,632
Earnings per share			
Basic	$2.04	$1.65	$2.05
Diluted	2.03	1.64	2.03

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2001	$6,004	$4,418	$27,608	$481	($3,862)	$34,649
Comprehensive income:						
Net income	—	—	4,632	—	—	4,632
Other comprehensive income	—	—	—	818	—	818
Total comprehensive income						5,450
Treasury stock purchased (85,886 shares)	—	—	—	—	(2,544)	(2,544)
Treasury stock sold (exercise of stock options and dividend reinvestment plan - 33,948 shares), including tax benefit	—	—	(144)	—	1,052	908
Cash dividends ($0.70 per share)	—	—	(1,579)	—	—	(1,579)
Balance at December 31, 2002	6,004	4,418	30,517	1,299	(5,354)	36,884
Comprehensive income:						
Net income	—	—	3,653	—	—	3,653
Other comprehensive loss	—	—	—	(324)	—	(324)
Total comprehensive income						3,329
Treasury stock purchased (37,656 shares)	—	—	—	—	(1,001)	(1,001)
Treasury stock sold (exercise of stock options and dividend reinvestment plan - 21,546 shares), including tax benefit	—	—	(132)	—	645	513
Cash dividends ($0.76 per share)	—	—	(1,685)	—	—	(1,685)
Balance at December 31, 2003	6,004	4,418	32,353	975	(5,710)	38,040
Comprehensive income:						
Net income	—	—	4,509	—	—	4,509
Other comprehensive loss	—	—	—	(965)	—	(965)
Total comprehensive income						3,544
Treasury stock purchased (9,815 shares)	—	—	—	—	(253)	(253)
Treasury stock sold (exercise of stock options and dividend reinvestment plan - 19,349 shares), including tax benefit	—	—	(110)	—	571	461
Cash dividends ($0.80 per share)	—	—	(1,771)	—	—	(1,771)
Balance at December 31, 2004	**$6,004**	**$4,418**	**$34,981**	**$10**	**($5,392)**	**$40,021**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	$4,509	$3,653	$4,632
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase in interest receivable	(4)	(8)	(140)
(Increase)/decrease in other assets	(812)	(184)	462
Increase/(decrease) in other liabilities	108	(94)	(318)
Deferred income tax (benefit)/expense	(49)	186	(308)
Depreciation and other amortization expense	581	531	542
Net increase in cash surrender value of bank-owned life insurance	(206)	(263)	(218)
Amortization of premiums/discounts on securities, net	861	1,440	388
Net gain on securities transactions	(416)	(30)	(33)
Provision for loan losses	500	1,290	1,165
Tax benefit from exercise of stock options	12	15	48
Net cash provided by operating activities	5,084	6,536	6,220
Cash flows from investing activities:			
Net cash and cash equivalents provided by branch acquisitions	33,058	—	—
Purchase of investment securities	(2,190)	(2,852)	(2,124)
Purchase of securities available for sale	(116,844)	(115,460)	(104,966)
Net redemption/(purchase) of FRB and FHLB stock	4	172	(308)
Proceeds from maturities, paydowns and calls of investment securities	3,301	2,699	2,499
Proceeds from maturities, paydowns and calls of securities available for sale	59,319	93,587	82,255
Proceeds from sale of securities available for sale	30,738	586	1,021
Net (increase)/decrease in loans	(11,869)	13,009	7,945
Purchase of bank-owned life insurance	—	—	(2,850)
Purchases of premises and equipment, net	(435)	(2,161)	(958)
Net cash used by investing activities	(4,918)	(10,420)	(17,486)
Cash flows from financing activities:			
Net (decrease)/increase in deposits	(18,315)	7,631	21,389
Increase/(decrease) in securities sold under agreement to repurchase	767	(1,446)	1,941
Increase in notes payable - Federal Home Loan Bank	5,000	1,000	8,500
Decrease in notes payable - Federal Home Loan Bank	(5,084)	(4,383)	(2,370)
Treasury stock purchased	(253)	(1,001)	(2,544)
Cash dividends paid on common stock	(1,771)	(1,685)	(1,579)
Proceeds from the sale of treasury stock	449	498	860
Net cash (used)/provided by financing activities	(19,207)	614	26,197
Net (decrease)/increase in cash and cash equivalents	(19,041)	(3,270)	14,931
Cash and cash equivalents beginning of year	31,390	34,660	19,729
Cash and cash equivalents end of year	$12,349	$31,390	$34,660
Supplemental disclosures of cash flow information:			
Cash paid during the year:			
Interest	$5,497	$6,761	$8,406
Income taxes	1,594	1,089	2,120
Supplemental schedule of noncash activities:			
Fair value of assets acquired in branch acquisitions	$6,796	$—	$—
Fair value of liabilities assumed in branch acquisitions	41,702	—	—
Net reduction in loans resulting from the transfer to real estate owned	—	20	80
Decrease in taxes payable due to exercise of non-qualified stock options	12	15	49

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of CNB Bancorp, Inc. (Parent Company), City National Bank and Trust Company (subsidiary Bank) and Hathaway Agency, Inc. (subsidiary Insurance Agency) conform to accounting principles generally accepted in the United States of America and general practices within the banking and insurance fields. The following is a summary of the significant policies used in the preparation of the consolidated financial statements.

BASIS OF PRESENTATION - The Parent Company is a financial holding company whose principal activity is the ownership of all outstanding shares of the subsidiary Bank's and Insurance Agency's stock. The subsidiary Bank is a commercial bank providing community banking services to individuals, small businesses and local municipal governments in the counties of Fulton, Saratoga, Hamilton and Montgomery, New York. The subsidiary Insurance Agency primarily serves Fulton County providing various insurance products to businesses and individuals. Management makes operating decisions and assesses performance based on an ongoing review of the subsidiary Bank's and Insurance Agency's community operations. The consolidated financial statements include the accounts of the Parent Company and its wholly-owned subsidiaries (referred to together as the "Company") after elimination of all significant intercompany transactions.

SECURITIES - Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as investment securities and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and are reported at fair value with unrealized holding gains and losses reflected in current earnings. All other marketable securities are classified as securities available for sale and are reported at the fair value, with net unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Nonmarketable equity securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. These investments are required for membership.

Gains and losses on the disposition of securities are based on the amortized cost of the specific security sold. Amortization of premiums and accretion of discounts are recognized in interest income on a level-yield basis to the earlier of call or maturity date. At December 31, 2004 and 2003, the Company did not have any securities classified as trading securities.

NET LOANS RECEIVABLE - Loans receivable are reported at the principal amount outstanding, net of unearned income, net deferred loan fees and costs, and the allowance for loan losses. Unearned income and net deferred loan fees and costs are accreted to income using an effective interest method.

When, in the opinion of management, the collection of interest and/or principal is in doubt, a loan is categorized as non-accrual. Generally, loans past due greater than 90 days are categorized as non-accrual. Thereafter, no interest is taken into income until received in cash or until such time as the borrower demonstrates the ability to make scheduled payments of interest and principal.

Management considers a loan to be impaired if, based on current information, it is probable that the subsidiary Bank will be unable to collect all scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Management excludes large groups of smaller balance homogeneous loans such as residential mortgages and consumer loans which are collectively evaluated. Impairment losses, if any, are recorded through a charge to the provision for loan losses.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is maintained at a level estimated by management to provide adequately for probable losses inherent in the loan portfolio. The allowance is increased by provisions for loan losses charged to operating expense and decreased by loan charge-offs net of recoveries. Adequacy of the allowance and determination of the amount to be charged to operating expense are based on an evaluation of the loan portfolio, its overall composition, size of the individual loans, concentration by industry, past due and non-accrual loan statistics, historical loss experience and general economic conditions in the Company's market area.

While management uses all of the above information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination which may not be presently available.

RETIREMENT PLANS - Another critical accounting policy relates to the Company's retirement plans. Liabilities under these plans rely on estimates of future salary increases, numbers of employees and employee retention, discount rates and long term rates of investment return. Changes in financial markets or the economy may result in changes in assumptions that may materially affect the Company's consolidated financial statements.

OTHER REAL ESTATE OWNED - Included in other assets is other real estate owned which consists of properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. These assets are recorded at the lower of the recorded investment in the loan or fair value of the property, less any estimated costs of disposal. Loan losses arising from the acquisition of such assets are charged to the allowance for loan losses and subsequent valuation write-downs are charged to non-interest expense. Operating costs associated with the properties are charged to expense as incurred. Gains on the sale of other real estate owned are included in income when title has passed and the sale has met the minimum down payment requirements prescribed by generally accepted accounting principles.

BANK PREMISES AND EQUIPMENT - These assets are reported at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful lives of the assets using the straight line method. Maintenance and repairs are charged to operating expense as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS - Goodwill represents the excess of the purchase price over the fair value of the net assets acquired for business combinations accounted for using purchase accounting. FASB Statement No. 142, "Goodwill and Other Intangible Assets", requires acquired intangible assets (other than goodwill) to be amortized over their useful economic life, while goodwill and any acquired intangible asset with an indefinite economic life would not be amortized, but would be reviewed for impairment on an annual basis. Statement No. 142 also requires additional disclosures pertaining to goodwill and intangible assets. Accordingly, the Company adopted the Statement on January 1, 2002. The Company performed the required annual impairment tests of goodwill during the quarter ended March 31, 2004. Based on management's evaluation, the Company determined that no impairment losses were required to be recognized as of the testing date. The Company's core deposit intangible and other intangibles are being amortized on a straight line basis over their estimated useful economic life of eight to fifteen years.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation reserve if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and estimates of future taxable income.

EARNINGS PER COMMON SHARE - Basic earnings per share ("EPS") is computed by dividing income available to common stockholders (net income less dividends on perferred stock, if any) by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares that then shared in the earnings of the entity, such as the Company's stock options.

STOCK-BASED COMPENSATION - The Company accounts for stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. FASB Statement No. 123, "Accounting for Stock-Based Compensation", encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, Statement No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in Statement No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by Statement No. 123.

On October 20, 1998, the Company's shareholders approved the CNB Bancorp, Inc. Stock Option Plan (Stock Option Plan) which permits the issuance of options to selected employees. The primary objective of the Stock Option Plan is to provide employees with a proprietary interest in the Company and as an incentive to encourage such persons to remain with the Company. On April 16, 2002, the Company's shareholders approved the Long-Term Incentive Compensation Plan which provided the Company's Compensation Committee with the authority to grant stock options to employees, non-employee directors and consultants of the Company and its subsidiaries. Under the Stock Option Plan, 240,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. Under the Long-Term Incentive Compensation Plan, 225,000 shares of authorized but unissued common stock are reserved for issuance upon option exercises. The Company also has the alternative to fund both plans with treasury stock. Options under the plans may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of the grant. Options expire no later than ten years following the date of the grant.

On June 24, 2002, 40,550 options were awarded at an exercise price of $29.43 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant. On June 30, 2003, 41,800 options were awarded at an exercise price of $25.75 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant. On October 26, 2004, 44,300 options were awarded at an exercise price of $26.325 per share. These options have a ten-year term with twenty-five percent vesting each year starting one year from the date of the grant.

The fair value of each option grant, excluding the options granted in connection with the acquisition of Adirondack, is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2004, 2003 and 2002: dividend yield of 3.09%, 2.84% and 2.41%, respectively; expected volatility of 15.2%, 15.7% and 15.8%, respectively; risk free interest rate of 3.30%, 2.27% and 4.19%, respectively; and an average life of five years for grants awarded in all three years. Based on the aforementioned assumptions, the Company has estimated that the fair value of the options granted on October 26, 2004, June 30, 2003 and June 24, 2002 was $3.14, $2.84 and $4.71, respectively.

The Company applies APB Opinion No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its stock options under Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the years ended December 31 (in thousands, except per share data):

	2004	2003	2002
Net income, as reported	$4,509	$3,653	$4,632
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	103	132	161
Pro forma net income	$4,406	$3,521	$4,471
Basic earnings per share:			
As reported	$2.04	$1.65	$2.05
Pro forma	1.99	1.59	1.98
Diluted earnings per share:			
As reported	$2.03	$1.64	$2.03
Pro forma	1.98	1.58	1.96

DIVIDEND RESTRICTIONS - Certain restrictions exist regarding the ability of the subsidiary Bank to transfer funds to the Company in the form of cash dividends. The approval of the Comptroller of the Currency is required to pay dividends in any calendar year in excess of the subsidiary Bank's earnings retained in the current year plus retained net profits, as defined, for the preceding two years.

TRUST ASSETS - Assets held in fiduciary or agency capacities for customers of the subsidiary Bank are not included in the accompanying consolidated statements of condition as such assets are not assets of the subsidiary Bank. Trust assets under management totaled $31.0 million as of December 31, 2004.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents as shown in the consolidated statements of condition and consolidated statements of cash flows consists of cash, due from banks and federal funds sold.

FINANCIAL INSTRUMENTS - The Company is a party to certain financial instruments with off-balance sheet risk, such as commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. The Company's policy is to record such instruments when funded.

USE OF ESTIMATES - The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS - In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (revised) Share-Based Payment ("FAS 123(R)"), the accounting standard requiring the expensing of stock options for public companies. FAS 123(R) is now scheduled to be mandatory for public companies at the beginning of the first fiscal quarter ending after June 15, 2005. FAS 123(R) covers a broad range of stock-based compensation arrangements including stock options, stock appreciation rights, restricted stock and restricted stock units as well as employee stock purchase plans. FAS 123(R) requires companies to expense share-based payments based on fair value as of the date of the grant and requires all companies to expense stock options and other awards. FAS 123(R) is not expected to have a material effect on the Company's financial position or results of operations.

RECLASSIFICATIONS - Amounts in the prior years' financial statements are reclassified, whenever necessary, to conform to the presentation in the current years' financial statements.

Note 2: ACQUISITION

On July 30, 2004, the subsidiary Bank acquired two branches from HSBC BANK USA. These branches are located in Amsterdam, New York and Speculator, New York. The acquisition was accounted for in accordance with FASB Statement No. 141, "Business Combinations". The purchase agreement called for a premium of $2.4 million which will be amortized for tax purposes using the straight-line method over fifteen years. At the time of the acquisition, the fair value of assets acquired was $39.3 million and the fair value of liabilities assumed was $41.7 million. The core deposit intangible portion of the purchase premium was $0.6 million which will be amortized over eight years to expense using the straight-line method. The remaining $1.8 million portion of the purchase premium was considered to be goodwill, which will be evaluated annually to determine if any impairment loss is required to be recognized.

On July 1, 2000, the Company acquired Hathaway Agency, Inc. (Hathaway), a local insurance agency. The acquisition was accounted for using purchase accounting in accordance with APB Opinion No. 16. Under purchase accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their fair values. The acquisition of Hathaway resulted in approximately $300,000 in excess of cost over net assets acquired ("goodwill"). Covenant not to compete payments are being expensed as paid over the five-year period of the covenant.

Note 3: EARNINGS PER SHARE

The following sets forth certain information regarding the calculation of basic and diluted earnings per share (EPS) for the years ended December 31 (in thousands, except per share data):

	2004	2003	2002
Net income	**$4,509**	$3,653	$4,632
Weighted average common shares outstanding	**2,214**	2,216	2,257
Dilutive effect of potential common shares related to stock based compensation plans	**8**	10	24
Weighted average common shares including potential dilution	**2,222**	2,226	2,281
Basic earnings per share	**$2.04**	$1.65	$2.05
Diluted earnings per share	**$2.03**	$1.64	$2.03

There were 70,650, 73,150 and 74,400 anti-dilutive stock options outstanding at December 31, 2004, 2003 and 2002, respectively.

Note 4: RESERVE REQUIREMENTS

The subsidiary Bank is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and cash equivalents, was approximately $6,102,000 and $4,738,000 at December 31, 2004 and 2003, respectively.

Note 5: SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities available for sale as of December 31 are as follows (in thousands):

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities available for sale:				
U.S. Treasury securities	$2,050	$13	$7	$2,056
Obligations of U.S. Government agencies	129,755	398	664	129,489
Collateralized mortgage obligations:				
U.S. Government agencies	20,856	27	261	20,622
Other corporate securities	6,301	146	10	6,437
Obligations of state and political subdivisions	27,878	1,316	30	29,164
Total debt securities available for sale	186,840	1,900	972	187,768
Equity securities available for sale:				
Corporate securities	1,210	198	—	1,408
Total equity securities available for sale	1,210	198	—	1,408
Total securities available for sale	$188,050	$2,098	$972	$189,176

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities available for sale:				
U.S. Treasury securities	$2,143	$54	$—	$2,197
Obligations of U.S. Government agencies	120,026	1,170	442	120,754
Collateralized mortgage obligations:				
U.S. Government agencies	6,173	5	9	6,169
Corporate securities	277	—	5	272
Other corporate securities	7,172	303	60	7,415
Obligations of state and political subdivisions	23,693	1,307	11	24,989
Total debt securities available for sale	159,484	2,839	527	161,796
Equity securities available for sale:				
Corporate securities	1,210	245	—	1,455
Total equity securities available for sale	1,210	245	—	1,455
Total securities available for sale	$160,694	$3,084	$527	$163,251

The amortized cost and estimated fair value of debt securities available for sale at December 31, 2004, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Collateralized mortgage obligations are included in this schedule based on the contractual maturity date.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$8,635	$8,626
Due after one year through five years	77,513	77,337
Due after five years through ten years	35,715	36,528
Due after ten years	64,977	65,277
Total debt securities available for sale	$186,840	$187,768

Proceeds from sales of securities available for sale during 2004, 2003 and 2002 were $30,738,000, $586,000 and $1,021,000, respectively. Gross gains in 2004, 2003 and 2002 were $504,000, $30,000 and $31,000, respectively. Gross losses in 2004 were $88,000. There were no losses in 2003 or 2002.

The fair value of all securities available for sale pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2004 and 2003 were $107,768,000 and $87,030,000, respectively. Actual deposits secured by these

these securities at December 31, 2004 and 2003 were $12,891,000 and $12,124,000, respectively.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities as of December 31 are as follows (in thousands):

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states and political subdivisions	$6,587	$220	$3	$6,804
Corporate securities	1,000	—	—	1,000
Total investment securities	$7,587	$220	$3	$7,804

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of states and political subdivisions	$7,711	$323	$4	$8,030
Corporate securities	2,000	—	—	2,000
Total investment securities	$9,711	$323	$4	$10,030

The amortized cost and estimated fair value of investment securities at December 31, 2004, by contractual maturity, are shown in the accompanying table (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$1,927	$1,936
Due after one year through five years	3,177	3,304
Due after five years through ten years	1,019	1,080
Due after ten years	1,464	1,484
Total investment securities	$7,587	$7,804

There were no sales of investment securities during 2004, 2003 and 2002. In 2002, municipal issues called at premiums produced gains of $2,000. There were no municipal issues called at premiums in 2004 and 2003.

The amortized cost of all investment securities pledged to secure public deposits as required by law at December 31, 2004 and 2003 were $1,979,000 and $2,698,000, respectively. Actual deposits secured by these securities at December 31, 2004 and 2003 were $1,899,000 and $2,676,000, respectively.

The estimated fair values and unrealized losses on securities as of December 31, 2004 are as follows (in thousands):

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. Treasury securities	$1,031	$7	$—	$—	$1,031	$7
Obligations of U.S. Government agencies	75,532	446	12,319	218	87,851	664
Collateralized mortgage obligations:						
U.S. Government agencies	18,645	261	—	—	18,645	261
Other corporate securities	940	10	—	—	940	10
Obligations of states and political subdivisions	3,160	30	—	—	3,160	30
Total temporarily impaired securities available for sale	$99,308	$754	$12,319	$218	$111,627	$972
Investment securities:						
Obligations of states and political subdivisions	$195	$2	$34	$1	$229	$3
Total temporarily impaired investment securities	$195	$2	$34	$1	$229	$3

Securities with unrealized losses at December 31, 2004 are primarily related to current market rates. Unrealized losses of periods exceeding twelve months are also related to longer maturities of mortgage-backed securities with credit ratings of A or better.

Note 6: LOANS

Loans are comprised of the following at December 31 (in thousands):

	2004	2003
Commercial and commercial real estate	**$56,850**	$49,466
Residential real estate	**77,700**	71,114
Installment	**62,763**	64,567
Total loans	**$197,313**	$185,147

Non-accrual loans at December 31, 2004, 2003 and 2002 were $561,000, $1,374,000 and $1,620,000, respectively. The difference between the interest collected on these loans and recognized as income, and the amounts which would have been accrued is not significant. There were loans ninety days past due and still accruing interest of $159,000, $273,000 and $67,000 as of December 31, 2004, 2003 and 2002, respectively.

As of December 31, 2004 and 2003, respectively, there were $561,000 and $1,374,000 of commercial loans that were placed on non-accrual status and were classified as impaired loans. As of December 31, 2004 and 2003, $112,000 and $371,000 of the allowance for loan losses was allocated to the impaired loans, respectively. During 2004, 2003 and 2002, the average balance of impaired loans was $655,000, $1,876,000 and $665,000, respectively. Interest income of $31,000 and $58,000 was recognized on impaired loans during 2003 and 2002. No interest income was recognized on impaired loans during 2004.

The subsidiary Bank's primary business area consists of the Counties of Fulton, Saratoga, Hamilton and Montgomery and, therefore, there are certain concentrations of loans and loan commitments within that geographic area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economy of this region. At December 31, 2004 and 2003, the only area of industry concentration that existed within the subsidiary Bank were to the leather and leather-related industries. Loans outstanding to this segment were $1.2 million as of December 31, 2004 and $2.6 million as of December 31, 2003. These figures represent 0.6% and 1.4% of gross loans outstanding at the end of each respective year. Outstanding commitments to this segment were $1.4 million as of December 31, 2004 and $0.6 million as of December 31, 2003. These figures represent 3.9% and 2.4% of the total commitments outstanding at the end of each respective year.

In the ordinary course of business, the subsidiary Bank has made loans to certain directors and executive officers of the Company, its subsidiaries, and other related parties. Such transactions are on substantially the same terms, including interest rates and collateral on loans, as comparable transactions made to others. Total loans to these persons and companies on December 31, 2004 and 2003 amounted to $4,428,000 and $3,832,000, respectively. During 2004, $3,224,000 of new loans were made and repayments totaled $2,628,000.

Note 7: ALLOWANCE FOR LOAN LOSSES

A summary of the changes in the allowance for loan losses is as follows (in thousands):

	2004	2003	2002
Balance at beginning of year	**$2,418**	$3,083	$2,506
Provision charged to income	**500**	1,290	1,165
Loans charged off	**(903)**	(2,122)	(723)
Recoveries of loans charged off	**316**	167	135
Balance at end of year	**$2,331**	$2,418	$3,083

Note 8: PREMISES AND EQUIPMENT

Premises and equipment at December 31 are as follows (in thousands):	2004	2003
Land	**$1,354**	$1,354
Premises and leasehold improvements	**5,114**	5,026
Equipment, furniture and fixtures	**3,028**	3,537
	9,496	9,917
Less: Accumulated depreciation	**(3,716)**	(4,152)
Total premises and equipment	**$5,780**	$5,765

Depreciation expense amounted to $429,000, $392,000 and $382,000 for the years 2004, 2003 and 2002, respectively.

Note 9: INTANGIBLE ASSETS AND GOODWILL

Intangible assets at December 31 are as follows (in thousands):

	2004		2003	
Amortized intangible assets:	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangible	$647	$39	$—	$—
Covenant not to compete	325	292	325	227
Customer list	350	105	350	82
Total amortized intangible assets	$1,322	$436	$675	$309

The aggregate amortization expense for the years ended December 31, 2004 and 2003 was $127,000 and $88,000, respectively.

Estimated amortization expense:	
For year ended December 31, 2005	$148
For year ended December 31, 2006	116
For year ended December 31, 2007	116
For year ended December 31, 2008	116
For year ended December 31, 2009	116

The changes in the carrying amount of goodwill for the year ended December 31, 2004 is as follows:

Balance as of December 31, 2003	$3,960
Goodwill acquired during year	1,849
Impairment losses	—
Balance as of December 31, 2004	$5,809

Goodwill acquired during 2004 relates to the acquisition of the branches from HSBC BANK USA in August 2004. There were no impairment losses to write down in 2003 or 2004.

Note 10: TIME DEPOSITS

The approximate amount of contractual maturities of time deposit accounts for the years subsequent to December 31, 2004 are as follows (in thousands):

Years ended December 31,	
2005	$73,559
2006	15,666
2007	7,720
2008	6,840
2009	4,205
Total	$107,990

Note 11: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

For the years ended December 31, 2004, 2003 and 2002, outstanding balances of securities sold under agreements to repurchase were $12,891,000, $12,124,000 and $13,570,000, respectively. The average rate being paid on these repurchase agreements at December 31, 2004, 2003 and 2002 was 4.62%, 4.85% and 4.55%, respectively. For the years ended December 31, 2004, 2003 and 2002 the average balance of Securities Sold Under Agreements to Repurchase was $12,121,000, $12,081,000 and $12,436,000, respectively. The highest month end balances for these borrowings during 2004, 2003 and 2002 were $14,206,000, $13,277,000 and $13,570,000, respectively. The average rate paid for these borrowings during 2004, 2003 and 2002 was 4.86%, 4.92% and 4.87%, respectively.

The underlying securities associated with customer repurchase agreements are under the control of the subsidiary Bank. All customer repurchase agreements, totaling $2,691,000, at December 31, 2004 matured within three days. The underlying securities associated with repurchase agreements with the Federal Home Loan Bank (FHLB) are held in a collateral account for our account until maturity of the agreements. All FHLB repurchase agreements have stated maturities of ten years or less.

The following table summarizes the FHLB repurchase agreements outstanding at December 31, 2004:

Maturity Date	Balance at December 31, 2004	Interest Rate as of December 31, 2004
03/14/2005	$2,000	6.290%
12/22/2005	2,000	5.210
12/18/2007	2,200	5.622
12/21/2010	2,000	4.890
12/22/2010	2,000	5.080
	$10,200	

Note 12: NOTES PAYABLE - FEDERAL HOME LOAN BANK

Information on the borrowings is summarized as follows (dollars in thousands):

Floating Rate and Fixed Rate Advances

Maturity Date	Balance at December 31, 2004	Interest Rate as of December 31, 2004	Call Date
01/27/2005	$1,000	6.150%	*
01/31/2005	5,000	2.510	*
11/22/2005	2,000	5.920	02/22/2005
12/13/2010	2,000	5.090	03/13/2005
01/11/2011	2,000	4.600	01/11/2005
01/11/2011	2,000	4.910	01/11/2005
02/28/2011	1,000	4.460	02/28/2005
03/08/2011	2,000	4.820	03/08/2005
05/02/2011	2,000	4.720	01/30/2005
11/28/2011	1,000	4.020	02/28/2005
03/19/2012	2,000	4.410	03/18/2005
04/18/2005*	2,000	2.100	*
05/02/2005*	2,000	2.230	*
06/15/2005*	2,000	2.443	*
07/12/2005*	2,000	2.010	*
07/15/2005*	1,000	2.110	*
08/30/2005*	1,000	2.420	*
10/31/2005*	1,000	2.230	*
03/06/2006*	1,000	2.398	*
05/23/2007*	1,500	2.540	*
Total	$35,500		

*These borrowings are non-callable but retain a monthly or quarterly repricing frequency to the current 1-month or 3-month LIBOR rate plus or minus 0 to 18 basis points. The interest on these borrowings is calculated on an actual/360-day basis and is payable monthly or quarterly to the Federal Home Loan Bank depending on the repricing frequency.

Monthly Amortizing Fixed Rate Advances

Maturity Date	Balance at December 31, 2004	Interest Rate as of December 31, 2004
10/28/2005	$ 61	5.228%
10/28/2008	91	5.436
Total	$ 152	

These borrowings call for monthly payments of principal and interest of approximately $8,000 per month. Interest on these advances is calculated on a 30/360 day basis.

At December 31, 2004 and 2003, the subsidiary Bank had available lines of credit with correspondent banks and the Federal Home Loan Bank of $132,404,000 and $124,451,000, respectively. Advances on these lines are secured by the subsidiary Bank's real estate mortgages, investment securities, available-for-sale securities and Federal Home Loan Bank stock. At December 31, 2004 and 2003, advances outstanding on these lines with the Federal Home Loan Bank were $35,652,000 and $35,736,000, respectively.

Note 13: EMPLOYEE BENEFIT PLANS

Pension Plan - The subsidiary Bank is a member of the New York State Bankers Retirement System (the "System") and offers a non-contributory defined benefit retirement plan to substantially all full-time employees. Benefit payments to retired employees are based upon their length of service and percentages of average compensation during the final three to five years of employment. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The following table sets forth the plan's funded status as of a September 30 measurement date, and the amounts recognized in the accompanying consolidated financial statements (dollars in thousands).

	2004	2003
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$5,357	$5,079
Service cost	240	231
Interest cost	301	311
Benefits paid	(222)	(218)
Expenses paid	(35)	(30)
Assumption changes and other	314	(16)
Projected benefit obligation at end of year	5,955	5,357
Change in plan assets:		
Fair value of plan assets at beginning of year	4,147	3,622
Actual return/(loss) on plan assets	449	636
Employer contribution	241	137
Benefits paid	(222)	(218)
Expenses paid	(35)	(30)
Fair value of plan assets at end of year	4,580	4,147
Funded status	(1,375)	(1,210)
Unrecognized net actuarial loss	1,670	1,545
Unrecognized prior service cost	249	264
Unrecognized transition asset	—	(1)
Net amount recognized	$544	$598
Amounts recognized in the consolidated statements of condition consist of:		
Prepaid pension cost	$544	$598
Accrued benefit cost	(1,358)	(1,222)
Intangible asset	249	264
Accumulated other comprehensive loss (pre-tax basis)	1,109	958
Net amount recognized	$544	$598

The following assumptions were used to determine projected benefit obligations as of September 30:

	2004	2003
Discount rate	5.50%	5.75%
Rate of compensation increase	3.00	3.00

Components of net periodic pension cost:	2004	2003	2002
Service cost	$240	$231	$200
Interest cost	301	311	271
Expected return on plan assets	(328)	(302)	(344)
Amortization of loss from earlier periods	65	95	31
Amortization of unrecognized prior service cost	17	17	6
Amortization of unrecognized transition asset	—	(1)	(1)
Net periodic pension cost	$295	$351	$163

The following assumptions were used to determine net periodic benefit cost for the years ended September 30:	2004	2003	2002
Discount rate	5.75%	6.25%	6.75%
Expected return on plan assets	8.00	8.00	8.50
Rate of compensation increase	3.00	4.00	4.00

The Company contributed $241,000 to its pension plan in June 2004 and expects to contribute $236,000 in 2005. The Company paid $222,000 in benefit payments in 2004 and expects to pay approximately $317,000 in 2005. The following table shows the expected payments for the years indicated:

Years ended December 31,	
2006	$413,000
2007	443,000
2008	431,000
2009	419,000
2010-14	2,013,000

Plan Assets:
The asset allocation of the pension plan at September 30 was as follows:

	2004	2003
Equity securities	**64.7%**	59.7%
Debt securities	**34.9**	34.5
Other	**0.4**	5.8
Total	**100.0%**	100.0%

Investment Policies

The New York State Bankers Retirement System (the "System") was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The System utilizes two investment management firms (which will be referred to as Firm I and Firm II), each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees and designed to achieve an allocation approximating 60% invested in Equity Securities and 40% invested in Debt Securities. Each Firm shall report at least quarterly to the Investment Committee and semi-annually to the Board.

Equities: The target allocation percentage for equity securities is 60% but may vary from 50%-70% at the investment manager's discretion. Firm I is employed for its expertise as a Value Manager. It is allowed to invest a certain amount of the equity portfolio under its management in international securities and to hedge the international securities so as to protect against currency devaluations. The equities managed by Firm II are in a commingled Large Cap Equity Fund. The Fund is invested in a diversified portfolio of common or capital stocks, or bonds, debentures, notes, or preferred stocks convertible into common or capital stocks, or in other types of equity investments whether foreign or domestic. Short-term obligations of the U.S. Government or other short-term investments may be purchased and held pending the selection and purchase of suitable investments which meet the guidelines above. Investments may include units of participation in any Fund established within this Fund which consists of assets of the nature described in the preceding paragraph.

Fixed Income: For both investment portfolios, the target allocation percentage for debt securities is 40% but may vary from 30%-50% at the investment manager's discretion. The Fixed Income Portfolio managed by Firm I operates with guidelines relating to types of debt securities, quality ratings, maturities, and maximum single and sector allocations. The portfolio may trade foreign currencies in both spot and forward markets to effect securities transactions and to hedge underlying asset positions. The purchase and sale of bond indices and short-term securities is permitted, however purchases may not be used to leverage the portfolio. Currency transactions may only be used to hedge 0-100% of currency exposure of foreign securities. The Fixed Income managed by Firm II is in a commingled Fixed Income Fund. This style of fixed income management focuses on high quality securities drawn from various market sectors, including U.S. treasuries and government sponsored agencies, sovereigns, supranationals, residential Mortgage Backed Securities (MBS), corporates, Commercial Mortgage Backed Securities (CMBS), Asset Backed Securities (ABS), and municipals as set forth in its guidelines and the System's investment policy.

Expected Long-Term Rate-of-Return

The expected long-term rate-of-return on plan assets reflects long-term earnings expectations on existing plan assets and those contributions expected to be received during the current plan year. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets in the fund and the rates of return expected to be available for reinvestment. Average rates of return over the past 1, 3, 5 and 10 year periods were determined and subsequently adjusted to reflect current capital market assumptions and changes in investment allocations.

Supplemental Executive Retirement Plan

The subsidiary Bank has a Supplemental Executive Retirement Plan for key management personnel. The subsidiary Bank's expense for the years ended December 31, 2004, 2003 and 2002 was approximately $162,000, $62,000 and $60,000, respectively.

Supplemental Life Insurance Plan

The subsidiary Bank has also established a Supplemental Life Insurance Plan/Split Dollar for all officers, vice president and above, with at least ten years of service to the Company. Under the terms of this plan, upon the death of a participant, the beneficiary receives an amount equal to three times the final year's salary of the participant. The subsidiary Bank has invested approximately $5.1 million for this coverage and is receiving an annual tax free return. The cash surrender value of the bank-owned life insurance is included in other assets and was approximately $6.3 million and $6.0 million as of December 31, 2004 and December 31, 2003, respectively.

Profit Sharing Plan

The subsidiary Bank has a non-contributory profit sharing plan under which contributions are made by the subsidiary Bank to a separate trust for the benefit of the subsidiary Bank's participating employees. Annual contributions to the plan are determined by the board of directors of the subsidiary Bank. Contributions are accrued during the year and are distributed on December 31 of each year. The subsidiary Bank's contribution to the plan for 2004, 2003 and 2002 was $175,000, $156,000 and $152,000, respectively.

Other than certain life insurance benefits which are provided to a closed group of retirees, the Company does not provide post-retirement benefits to employees. The costs associated with the life insurance to the closed group of retirees is not significant in 2004, 2003 or 2002.

Note 14: STOCK BASED COMPENSATION

A summary of the status of the Company's stock option plans as of December 31, 2004, 2003 and 2002 and changes during the years then ended is presented below:

	2004		2003		2002	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options:						
Outstanding at beginning of year	**277,870**	**$26.27**	247,761	$26.11	231,258	$25.32
Granted	**44,300**	**26.325**	41,800	25.75	40,550	29.43
Exercised	**(6,635)**	**19.43**	(9,334)	19.51	(22,047)	23.35
Cancelled	**(5,650)**	**27.42**	(2,357)	26.97	(2,000)	32.50
Outstanding at year-end	**309,885**	**26.41**	277,870	26.27	247,761	26.11
Exercisable at year-end	**217,860**	**$26.26**	206,595	$25.93	185,657	$25.08

The following table summarizes information about the Company's stock options at December 31, 2004:

Exercise Price	**Outstanding**	**Weighted Average Remaining Contract Life**	**Exercisable**
$26.325	44,300	9.8 years	—
25.75	39,100	8.5 years	9,775
29.43	36,800	7.5 years	18,400
32.50	33,850	6.5 years	33,850
26.25	102,640	4.3 years	102,640
23.67	38,188	3.8 years	38,188
15.22	15,007	3.7 years	15,007
	309,885		217,860

Note 15: INCOME TAXES

The following is a summary of the components of income tax expense for the years ended December 31 (in thousands):

	2004	2003	2002
Current tax expense:			
Federal	**$1,533**	$866	$1,861
State	**248**	76	264
Total current tax expense	**1,781**	942	2,125
Deferred tax expense (benefit):			
Federal	**(40)**	150	(249)
State	**(9)**	36	(59)
Total deferred tax expense (benefit)	**(49)**	186	(308)
Provision for income taxes	**$1,732**	$1,128	$1,817

The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows (in thousands):

	2004		2003		2002	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Tax expense at statutory rate	**$2,122**	**34.0%**	$1,626	34.0%	$2,193	34.0%
Increase (decrease) resulting from:						
Tax-exempt interest income	**(519)**	**(8.3)**	(525)	(11.0)	(533)	(8.2)
State tax expense, net of federal deductions	**156**	**2.5**	72	1.5	135	2.1
Interest expense incurred to carry tax-exempt bonds	**30**	**0.5**	37	0.8	47	0.7
Other	**(57)**	**(0.9)**	(82)	(1.7)	(25)	(0.4)
Provision for income taxes	**$1,732**	**27.8%**	$1,128	23.6%	$1,817	28.2%

Significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, are as follows (in thousands):

	2004	2003
Deferred tax assets:		
Allowance for loan losses	**$908**	$942
Director's deferred compensation	**10**	10
Accrued pension liability	**254**	192
Purchase accounting adjustments	**21**	29
Covenant not to compete	**91**	74
Loan (costs)/fees	**(12)**	10
Total gross deferred tax assets	**1,272**	1,257
Deferred tax liabilities:		
Premises and equipment, primarily due to accelerated depreciation	**(45)**	(52)
Securities discount accretion	**(95)**	(87)
Prepaid pension cost	**(304)**	(327)
Purchase accounting adjustments	**(141)**	(153)
Total gross deferred tax liabilities	**(585)**	(619)
Net deferred tax asset end of year	**687**	638
Net deferred tax asset beginning of year	**638**	824
Deferred tax (benefit)/expense	**($49)**	$186

In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $438,000 at December 31, 2004 related to the unrealized gain on securities available for sale as of December 31, 2004 and a deferred tax asset of $432,000 related to the recognition of a minimum pension liability as of December 31, 2004. The Company had a deferred tax liability of $996,000 at December 31, 2003 related to the unrealized gain on securities available for sale as of December 31, 2003 and a deferred tax asset of $373,000 related to the recognition of a minimum pension liability as of December 31, 2003.

Deferred tax assets are recognized subject to management's judgement that realization is more likely than not. In considering if it is more likely than not that some or all of the deferred tax assets will not be realized, the Company considers temporary taxable differences, historical taxes and future taxable income. Based primarily on the sufficiency of historical taxable income, management believes it is more likely than not that the remaining net deferred tax asset at December 31, 2004 and 2003 will be realized.

Note 16: COMPREHENSIVE INCOME

Comprehensive income/(loss) represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale and minimum pension liability adjustments. The Company has reported its comprehensive income or loss for 2004, 2003 and 2002 in the consolidated statements of changes in stockholders' equity.

The Company's other comprehensive income consisted of the following components for the years ended December 31 (in thousands):

	2004	2003	2002
Net unrealized holding (losses)/gains arising during the year, net of taxes of $396 in 2004, $321 in 2003 and ($1,034) in 2002	**($619)**	($504)	$1,621
Reclassification adjustment for net realized gains included in income, net of taxes of $162 in 2004, $12 in 2003 and $12 in 2002	**(254)**	(18)	(19)
Minimum pension liability adjustment, net of taxes of $58 in 2004, ($127) in 2003 and $500 in 2002	**(92)**	198	(784)
Other comprehensive (loss)/income	**($965)**	($324)	$818

Note 17: COMMITMENTS AND CONTINGENT LIABILITIES

Various commitments and contingent liabilities arise in the normal conduct of the subsidiary Bank's business that include certain financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the subsidiary Bank has in particular classes of financial instruments. The subsidiary Bank's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit, unused lines of credit, standby letters of credit and commercial letters of credit are represented by the contractual notional amount of those instruments. The subsidiary Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Contract amounts of financial instruments that represent credit risk as of December 31, 2004 and 2003 at fixed and variable rates are as follows (in thousands):

		2004	
Commitment and unused lines of credit:	Fixed	Variable	Total
Home equity loans	$—	$8,906	$8,906
Commercial loans	9,278	12,110	21,388
Overdraft loans	2,184	—	2,184
Mortgage loans	2,911	—	2,911
	14,373	21,016	35,389
Standby and commercial letters of credit	—	326	326
Total commitments	$14,373	$21,342	$35,715

		2003	
Commitment and unused lines of credit:	Fixed	Variable	Total
Home equity loans	$—	$4,528	$4,528
Commercial loans	3,311	12,595	15,906
Overdraft loans	1,354	—	1,354
Mortgage loans	2,596	—	2,596
	7,261	17,123	24,384
Standby letters of credit	—	191	191
Total commitments	$7,261	$17,314	$24,575

Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if any, required by the subsidiary Bank upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and home equity loan commitments are secured by a lien on real estate. Collateral on extensions of credit for commercial loans varies but may include accounts receivable, inventory, property, plant and equipment, and income producing property.

FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34", requires certain disclosures and liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby and commercial letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby and commercial letters of credit totaled approximately $326,000 and $191,000 at December 31, 2004 and 2003, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby and commercial letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby and commercial letters of credit at December 31, 2004 and 2003 were insignificant.

The Company and its subsidiaries may, from time to time, be defendants in legal proceedings relating to the conduct of their business. In the best judgments of management, the consolidated financial position of the Company and its subsidiaries would not be affected materially by the outcome of any pending legal proceedings.

Note 18: REGULATORY CAPITAL REQUIREMENTS

National banks are required to maintain minimum levels of regulatory capital in accordance with regulations of the Office of the Comptroller of the Currency ("OCC"). The Federal Reserve Board ("FRB") imposes similar requirements for consolidated capital of bank holding companies. The OCC and FRB regulations require a minimum leverage ratio of Tier 1 capital to total adjusted average assets of 3.0% to 4.0% depending on the institution and minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on a bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5.0% (based on total adjusted average assets); a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about capital components, risk weightings and other factors.

As of December 31, 2004 and 2003, the Company and the subsidiary Bank met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the subsidiary Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the subsidiary Bank's capital classification.

The following is a summary of the actual capital amounts and ratios as of December 31, 2004 and 2003 for the Company (consolidated) and the subsidiary Bank (in thousands):

	2004		2003	
	Amount	**Ratio**	Amount	Ratio
Consolidated				
Leverage (Tier 1) capital	**$32,707**	**7.7%**	$32,589	8.3%
Risk-based capital:				
Tier 1	**32,707**	**15.2**	32,589	16.2
Total	**35,127**	**16.3**	35,117	17.5
Subsidiary Bank				
Leverage (Tier 1) capital	**$31,104**	**7.3%**	$30,464	7.8%
Risk-based capital:				
Tier 1	**31,104**	**14.4**	30,464	15.2
Total	**33,468**	**15.5**	32,914	16.4

Note 19: PARENT COMPANY ONLY FINANCIAL INFORMATION

The following presents the financial condition of the Parent Company as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years ended December 31, 2004, 2003 and 2002 (in thousands):

CONDENSED STATEMENTS OF CONDITION (Parent only)

	At December 31, 2004	2003
ASSETS		
Cash	$441	$513
Securities available for sale, at fair value	235	285
Investment in subsidiaries	39,394	37,311
Total assets	$40,070	$38,109
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deferred taxes payable - FASB No. 115	$49	$69
Total liabilities	49	69
STOCKHOLDERS' EQUITY		
Common stock	$6,004	$6,004
Surplus	4,418	4,418
Undivided profits	34,981	32,353
Treasury stock, at cost	(5,392)	(5,710)
Accumulated other comprehensive income	10	975
Total stockholders' equity	40,021	38,040
Total liabilities and stockholders' equity	$40,070	$38,109

CONDENSED STATEMENTS OF INCOME (Parent only)

	Years ended December 31, 2004	2003	2002
Income			
Dividends from subsidiaries	$1,450	$2,300	$3,312
Dividends on securities available for sale	7	8	6
Net gain on securities transactions	88	—	—
Total dividend income	1,545	2,308	3,318
Expenses			
Other expense	29	19	38
Total expenses	29	19	38
Income before income taxes and equity in undistributed net income of subsidiaries	1,516	2,289	3,280
Income tax (expense)/benefit	(25)	5	13
Income before equity in undistributed net income of subsidiaries	1,491	2,294	3,293
Equity in undistributed net income of subsidiaries	3,018	1,359	1,339
Net income	$4,509	$3,653	$4,632

CONDENSED STATEMENTS OF CASH FLOWS (Parent only)

	Years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	$4,509	$3,653	$4,632
(Equity in)/distributions in excess of undistributed net income	(3,018)	(1,359)	(1,339)
Net cash provided by operating activities	1,491	2,294	3,293
Cash flows from financing activities:			
Proceeds from the sale of treasury stock	461	513	908
Treasury stock purchased	(253)	(1,001)	(2,544)
Cash dividends paid on common stock	(1,771)	(1,685)	(1,579)
Net cash used by financing activities	(1,563)	(2,173)	(3,215)
Net increase in cash	(72)	121	78
Cash beginning of period	513	392	314
Cash end of period	$441	$513	$392

Note 20: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the subsidiary Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the subsidiary Bank's financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the net deferred tax asset and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates of fair value. In addition, there are significant intangible assets that the fair value estimates do not recognize, such as the value of "core deposits", the subsidiary Bank's branch network, trust relationships and other items generally referred to as "goodwill".

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Cash and Cash Equivalents

For these short-term instruments, carrying value approximates fair value.

Securities Available for Sale & Investment Securities

The fair value of securities available for sale and investment securities, except certain state and municipal securities, is estimated on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued. The estimated fair value of stock in the Federal Reserve Bank and Federal Home Loan Bank is assumed to be its cost given the lack of a public market for these investments and the historical experience that these securities are redeemed at cost.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, and real estate. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through the contractual estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the term of the loans to maturity, adjusted for estimated prepayments.

Fair value for non-performing loans is based on recent external appraisals and discounting of cash flows. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Accrued Interest Receivable

For accrued interest receivable, a short-term instrument, carrying value approximates fair value.

Deposit Liabilities

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW accounts and money market accounts is estimated to be the amount payable on demand. The fair value of certificates and time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. These fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Agreements to Repurchase

For those short-term instruments that mature in one to ninety days, carrying value approximates fair value. For those instruments that mature in more than ninety days, the fixed borrowing rate is compared to rates for similar advances and a premium or discount is calculated.

Notes Payable - Federal Home Loan Bank

For these instruments that mature in more than ninety days the current borrowing rate is compared to rates for similar advances and a premium or discount is calculated.

Accrued Interest Payable

For accrued interest payable, a short-term instrument, carrying value approximates fair value.

Commitments to Extend Credit, Standby and Commercial Letters of Credit, and Financial Guarantees Written

The fair value of commitments to extend credit and unused lines of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. Fees, such as these are not a major part of the subsidiary Bank's business. Therefore, carrying value approximates fair value and the amounts are not significant.

Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and cash equivalents	$12,349	$12,349	$31,390	$31,390
Securities available for sale*	192,160	192,160	166,240	166,240
Investment securities	7,587	7,804	9,711	10,030
Loans (net of unearned income)	188,535	189,439	171,230	173,260
Less allowance for loan losses	2,331	—	2,418	—
Net loans	186,204	189,439	168,812	173,260
Accrued interest receivable	1,813	1,813	1,809	1,809
Financial Liabilities:				
Deposits				
Non-interest bearing demand	$41,922	$41,922	$30,386	$30,386
Savings, NOW and money market	181,722	181,722	160,736	160,736
Certificates of deposit and other time	107,990	108,224	117,125	118,292
Total deposits	331,634	331,868	308,247	309,414
Securities sold under agreements to repurchase	12,891	13,600	12,124	11,916
Notes Payable - FHLB	35,652	35,935	35,736	35,679
Accrued interest payable	259	259	280	280

*Includes investments required for membership in FRB and FHLB.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
CNB Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of CNB Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Albany, New York
February 25, 2005

UNAUDITED INTERIM FINANCIAL INFORMATION
(In thousands, except per share data)

The following is a summary of unaudited quarterly financial information for each quarter of 2004 and 2003.

	THREE MONTHS ENDED			
	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
Total interest and dividend income	$4,841	$4,708	$4,951	$5,051
Total interest expense	1,410	1,304	1,354	1,408
Net interest income	3,431	3,404	3,597	3,643
Provision for loan losses	150	150	125	75
Noninterest income	978	620	541	470
Noninterest expense	2,295	2,298	2,631	2,719
Income before income taxes	1,964	1,576	1,382	1,319
Provision for income taxes	587	437	357	351
Net income	$1,377	$1,139	$1,025	$968
Earnings per share:				
Basic	$0.62	$0.51	$0.46	$0.44
Diluted	0.62	0.51	0.46	0.43

	THREE MONTHS ENDED			
	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Total interest and dividend income	$5,170	$4,981	$4,749	$4,805
Total interest expense	1,816	1,761	1,612	1,527
Net interest income	3,354	3,220	3,137	3,278
Provision for loan losses	385	135	135	635
Noninterest income	712	525	615	462
Noninterest expense	2,202	2,299	2,294	2,437
Income before income taxes	1,479	1,311	1,323	668
Provision for income taxes	396	329	325	78
Net income	$1,083	$982	$998	$590
Earnings per share:				
Basic	$0.49	$0.44	$0.45	$0.27
Diluted	0.49	0.44	0.45	0.27

DESCRIPTION OF BUSINESS

CNB Bancorp, Inc., a New York corporation, organized in 1988, is a registered financial holding company headquartered in Gloversville, New York. Its wholly-owned subsidiary, City National Bank and Trust Company, was organized in 1887 and is also headquartered in Gloversville, New York, with five branches located in the county of Fulton, one branch located in the county of Saratoga, one branch located in the county of Hamilton, and one branch located in the county of Montgomery. The subsidiary Bank is a full service commercial bank that offers a broad range of demand and time deposits; consumer, mortgage, and commercial loans; and trust and investment services. The subsidiary Bank is a member of the Federal Deposit Insurance Corporation and the Federal Reserve System and is subject to regulation and supervision of the Federal Reserve Bank and the Office of the Comptroller of the Currency. On July 1, 2000, CNB Bancorp, Inc. acquired another wholly-owned subsidiary, Hathaway Agency, Inc., which was organized in 1915 and is also headquartered in Gloversville, New York. The subsidiary Insurance Agency specializes in commercial, industrial and not-for-profit businesses, as well as insuring the personal automobiles and homes of the people of Fulton County. The insurance agency is under the supervision of the New York State Insurance Department.

MARKET AND DIVIDEND INFORMATION
CNB BANCORP, INC.

The common capital stock - $2.50 par value is the only registered security of the Company and is inactively traded. The range of prices of this security known to management based on records of the Company and as supplied by Ryan, Beck and Co. on a quarterly basis and the quarterly cash dividends paid for the most recent two years are shown below:

	2004			
	High	Low	Close	Dividend Paid
First Quarter	$26.75	$22.60	$26.75	$ .20
Second Quarter	26.75	24.00	25.00	.20
Third Quarter	26.75	24.35	26.75	.20
Fourth Quarter	27.75	26.25	26.65	.20
Number of shareholders on December 31		**708**		

	2003			
	High	Low	Close	Dividend Paid
First Quarter	$26.50	$23.31	$23.95	$ .19
Second Quarter	26.05	22.20	25.75	.19
Third Quarter	29.00	25.50	27.25	.19
Fourth Quarter	27.50	25.60	25.60	.19
Number of shareholders on December 31		**697**		

A copy of Form 10K (Annual Report) for 2004, filed with the Securities and Exchange Commission by the Company, is available to shareholders free of charge by written request to:

George A. Morgan, Vice President and Secretary
CNB Bancorp, Inc., 10-24 N. Main Street, P.O. Box 873, Gloversville, NY 12078

CITY NATIONAL BANK & TRUST COMPANY

ADMINISTRATION

WILLIAM N. SMITH........CHAIRMAN OF THE BOARD AND PRESIDENT
GEORGE A. MORGAN........EXECUTIVE VICE-PRESIDENT, CASHIER, AND TRUST OFFICER

COMPLIANCE AND RISK MANAGEMENT

GEORGE E. DOHERTY........SENIOR VICE-PRESIDENT

FINANCE

MICHAEL J. FRANK........VICE-PRESIDENT AND COMPTROLLER

HUMAN RESOURCES

DEBORAH A. BRANDIS........VICE-PRESIDENT
CAROLE A. GOTTUNG........TRAINING OFFICER

LENDING

MICHAEL J. PEPE........SENIOR VICE-PRESIDENT
BILL ARGOTSINGER........VICE-PRESIDENT
BRIAN HANRAHAN........VICE-PRESIDENT
HENRI LANGEVIN........VICE-PRESIDENT
RICHARD A. LEE........VICE-PRESIDENT
MICHAEL G. LISKY........VICE-PRESIDENT
GARY R. CANFIELD........ASSISTANT VICE-PRESIDENT
MARY E. IANNOTTI........ASSISTANT VICE-PRESIDENT
JESSICA VITCHERFOSKI........LOAN OFFICER

MARKETING

LAWRENCE D. PECK........VICE-PRESIDENT

OPERATIONS

RONALD J. BRADT........SENIOR VICE-PRESIDENT
DENISE L. CERASIA........VICE-PRESIDENT
PAULA K. TUCKER........SYSTEMS OFFICER

TECHNOLOGY

L. RANDY MARSICANO........VICE-PRESIDENT

TRUST

DEBORAH M. BUCK........TRUST OFFICER

INVESTMENT SERVICES

RICHARD DIXON........FINANCIAL SERVICES OFFICER

AUDIT

BRIAN R. SEELEY........AUDITOR

BRANCH OFFICES

ELIZABETH J. SIMONDS........VICE-PRESIDENT AND BRANCH ADMINISTRATOR

DEBRA ELLSWORTH........ASSISTANT VICE PRESIDENT, MANAGER, MAIN OFFICE
CHARLA BARKEVICH........ASSISTANT VICE PRESIDENT, MANAGER, AMSTERDAM OFFICE
ROSEANN LAURIA........ASSISTANT VICE PRESIDENT, MANAGER, FIFTH AVENUE OFFICE
TAMMY L. WARNER........ASSISTANT VICE PRESIDENT, MANAGER, JOHNSTOWN OFFICE
CONSTANCE A. ROBINSON........ASSISTANT VICE PRESIDENT, MANAGER, NORTHVILLE OFFICE
TAMMY MALAGISI........ASSISTANT VICE PRESIDENT, MANAGER, PERTH OFFICE
PETER E. BROWN........ASSISTANT VICE PRESIDENT, MANAGER, SARATOGA OFFICE
DALE BROWN........ASSISTANT VICE PRESIDENT, MANAGER, SPECULATOR OFFICE
KAREN GARDINIER........BRANCH OFFICER, AMSTERDAM OFFICE
DENISE HLADIK........BRANCH OFFICER, FIFTH AVENUE OFFICE
NANCY RUPERT........BRANCH OFFICER, FREMONT STREET OFFICE
CYNTHIA DINGMAN........BRANCH OFFICER, JOHNSTOWN OFFICE
JOAN IRELAND........BRANCH OFFICER, NORTHVILLE OFFICE
SHEILA DORN........BRANCH OFFICER, PERTH OFFICE
SERGE ROY........BRANCH OFFICER, SARATOGA OFFICE

City National Bank
and Trust Company

BANKINGOFFICES

AMSTERDAM OFFICE
1 North Market Street • Amsterdam, NY 12010

MAIN OFFICE
10-24 North Main Street • Gloversville, NY 12078

TRUST AND INVESTMENT SERVICES
52 North Main Street • Gloversville, NY 12078

FREMONT STREET DRIVE-UP OFFICE
Gloversville, NY 12078

FIFTH AVENUE OFFICE
185 Fifth Avenue • Gloversville, NY 12078

JOHNSTOWN OFFICE
142 North Comrie Avenue • Johnstown, NY 12095

NORTHVILLE OFFICE
312 Bridge Street • Northville, NY 12134

PERTH OFFICE
4178 State Hwy 30 • Town of Perth • Amsterdam, NY 12010

SARATOGA SPRINGS OFFICE
295 Broadway • Saratoga Springs, NY 12866

SPECULATOR
Routes 8 & 30 • Speculator, NY 12164

OTHER ATMs LOCATED
Nathan Littauer Hospital, Gloversville
Holiday Inn, Johnstown

